TICKET CORP.
                     9625 Mission Gorge Road, Suite B2 #318
                                Santee, CA 92071
                          e-mail: ticketcorp1@yahoo.com
                    Telephone (775)352-3936 Fax (775)201-8190
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                                                                    July 8, 2013

Via EDGAR

Mr. John Dana Brown
Ms. Sonia Bednarowski
United States Securities and Exchange Commission
Washington, D.C. 20549

Re: Ticket Corp.
    Amendment No. 1 to Registration Statement on Form S-1
    Filed May 24, 2013
    File No. 333-187544

Dear Mr. Brown and Ms. Bednarowski:

In response to your letter of June 10, 2013 regarding the Company's Amended Registration Statement on Form S-1 filed May 24, 2013 we have further amended the Registration Statement and provide this cover letter to identify the changes made.

General

     1. Though at this time the company has no written communications, as defined in Rule 405 under the Securities Act, which we will present to potential investors in reliance on Section 5(d) of the Securities Act, nor do we have any research reports about us that have been published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933, if prior to effectiveness there are written communications distributed or research reports published, we will provide copies to the Commission.

     2. We again respectfully disagree that we are a shell company. Per our current filing, we have begun implementing our business plan and have accomplished the following: Retained the services of a website developer and graphic artist to make our website viable, and to date have developed our logo design, art work and backgrounds, photos and images selected related to our core markets, layout and design of our Home, About Us, and Contact Pages. We are now continuing to develop the Website order processing module for our planned customers to order directly from our Website, and established a secure server system for our sales. Through July we intend to acquire a potential customer database list, complete remaining Website technology specifications and product screens. Through August we intend to launch our marketing program by retaining a public relations firm, budgeted at $2,000 per month, to contact likely customers of our services and introduce us on various social media Websites. We are working to provide software and development services for a social media data analysis tool to a customer and expect initial revenue from that product within sixty to ninety days. Should this product meet customer specifications, we may have additional development project services with this customer in the future. We retain the ownership rights to all of our software and development services and intend to utilize these same tools in our business. We have had initial discussions with our customer regarding these future software and development projects, but as of this date we have no contractual agreements or firm commitments involving future projects with this customer and therefore will not report these matters until such time as we do have signed agreements with this or any other potential customer.

     3. We have disclosed in the Summary section and also in the Plan of Operation section the agreement with Sure Street, Inc. We have also filed the agreement as an exhibit in this amendment.

Registration Statement Cover Page

     4.   The cover page has been revised to indicate Rule 457.

Prospectus Summary, page 3

General Information About Our Company, page 3

     5. We have stated the amount of cash we have as of the filing date of the amendment and the resulting amount of time the cash will last.

     6. We have expanded the disclosure to provide a further explanation of management's continued efforts in implementing the business plan.

     7. We have revised to state "Based on the 33,000,000 shares outstanding at January 31, 2013 and the additional 15,000,000 shares we plan to issue during this offering, the implied aggregate market price of our stock at the issue price of $0.0033 is $158,400 in aggregate."

Risk Factors, page 5

There are no substantial barriers to entry, page 8

     8. We have revised to state that we have no plans to seek intellectual property protection at this time.

If there are events or circumstances affecting the reliability and security of the internet, page 8

     9. We have revised the disclosure to clarify our website is not yet up and running and that the discussion of circumvention of security measures is of other websites on the internet.

Having Only Two Directors, page 10

     10. We have clarified that the directors will determine their own salaries and perquisites and as a result there could be no funds for net income.

We will incur ongoing costs and expenses for SEC reporting and compliance, page
12

     11. We have revised the disclosure to clarify there is no guarantee that our shares will be quoted on the OTC Bulletin Board.

Description of Our Business, page 17

Principal Products of Services and Their Markets, page 18

     12. We have removed the reference to the 4 billion dollar overall market, revised to clarify we will be participating in the secondary market, added the date of the secondary market information and stated there is no guarantee that we will be able to gain any market share.

     13. We have revised the sentence to state "We chose San Francisco as it is considered to be one of the world's leading tourist destinations ranked following Paris, Barcelona and London...".

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
     14. We have revised to disclose "the San Francisco Giants are ranked number 4 in ticket sales for professional football, basketball, baseball and hockey teams. There is no guarantee however that we will be able to sell any tickets.

     15. We have removed the word "engage" and replaced with "had informal discussions with". We have also disclosed that we do not have any agreements in place with any of these groups and there is no guarantee that we will be able to sell tickets for these teams or venues. We have also disclosed our C.E.O. is currently the C.E.O. of a company in the secondary ticket market, he spends only 5 hours of his business time per week on our affairs and there is no guarantee that we will benefit from his relationships in the event marketing industry.

     16. We have revised to clarify that we intend to buy and sell tickets from the following teams, venues and primary ticket agencies: the San Francisco 49'ers, San Francisco Giants, Golden State Warriors Shoreline Amphitheatre, The Gorge, San Jose Earthquakes, Stubhub, eBay and Ticketmaster. Ticketmaster and Live Nation are primary vendors of tickets. We intend to purchase tickets from both companies. As buyers of tickets, we are not their competitors. Sellers post tickets for sale on Stubhub and buyers go there to buy tickets and this is called the secondary ticket market. We intend to post tickets we purchase on Stubhub for sale to buyers. We do not need any agreements with these companies as we buy and sell tickets. After the initial public funding, the director has verbally agreed to loan the company sufficient funding necessary to acquire daily ticket inventory on an ongoing basis for the first year of operation.

Distribution Methods of Products or Services, page 16

     17. We have revised to clarify that "We do not currently have any event ticket customers. If we are successful in our business plans and attract customers they may use our website once it is up and running or use our proposed smartphone application...". We have also modified the disclosure on page 20 to state we do not currently have any plans to seek intellectual property protection for our proposed app technology.

     18. We have revised to state "Management's belief that our app, once development is complete, will be superior and easier to use by customers."

Pricing, page 20

     19. We have removed the reference to Ticketmaster and added disclosure that "We intend to use our management's experience and our software to time the ticket sales side of our business to maximize the highest price possible in order to maintain positive cash flow and profit."

Competition, page 20

     20. We have removed the statement that there are no barriers to entry into the industry and provided a discussion of the competitive market.

     21.  We have added Ticketmaster and Stubhub to the list.

Need for Any Government Approval of Principal Products or Services, page 21

     22. We have revised to be consistent with the disclosure under Effect of Existing or Probable Government Regulations.

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
Management's Discussion and Analysis or Plan of Operation, page 14

Our Plan for the Next 12 Months, page 24

     23. We have revised to disclose when we intend to start each step in our business plan, how long we expect it to take to accomplish it and when we expect to realize revenues from the app and other sources. We have added the timeframe disclosure to the "General Information About Our Company" on page 5.

     24. We have revised to disclose we do not need agreements with these companies as we intend to act as buyers of tickets, which we will then own and resell.

     25. We have revised to state that we have hired Danielle Caoutte for website development and disclosed the work that has already been accomplished on the website.

     26. We have clarified to explain the costs of the programs coming from cost of goods.

     27.  Revised to state "...produce sales from the app or website..."

Directors, Executive Officer, Promoters and Control Persons, page 30

Executive Biography, page 31

Kristi Ann Nelson, Treasurer, CFO and Director, page 31

     28. We have revised to clarify that "At IDG she is responsible for approximately 650 Business2Business clients in Washington and Oregon. Business2Business refers to "the exchange of products, services, or information between businesses rather than between businesses and consumers"."

We acknowledge and understand that the company and management are responsible for the accuracy and adequacy of the disclosures made in our filings. The company further acknowledges that:

     * should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

     * the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     * the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,


/s/ Russell Rheingrover
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Russell Rheingrover
President & Director

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